Exhibit 99.2

Navios Maritime Partners L.P.

And

Navios Maritime Containers L.P.

Announce

Definitive Merger Agreement

MONACO, January 4, 2021 — Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM) and Navios Maritime Containers L.P. (“Navios Containers”) (NASDAQ: NMCI) announced today that they entered into a definitive merger agreement under which Navios Partners will acquire all of the publicly held common units of Navios Containers in exchange for common units of Navios Partners (the “Transaction”).

Under the terms of the Transaction, public unitholders of Navios Containers will receive 0.39 of a common unit of Navios Partners for each outstanding common unit of Navios Containers. Based on the December 31, 2020 closing price of Navios Partners, this exchange ratio provides public unitholders with consideration valued at $4.37 per common unit of Navios Containers. This value represents a premium of 102.2% to Navios Containers’ closing price on November 13, 2020, the last trading day before Navios Partners announced its proposal to acquire all publicly held common units of Navios Containers and a premium of 6.5% to Navios Containers’ closing price as of December 31, 2020. In addition, it represents a premium of 168.1% to the 120-day volume weighted average price of the common units of Navios Containers for the period ending December 31, 2020.

The Transaction is expected to:

•	Simplify the capital and organizational structure

•	Create significant savings in public company costs

•	Reduce cost of capital, by increasing trading liquidity, float and access to the capital markets

•	Build scale through a larger, diversified asset base capable of generating increased earnings capacity

•	Enhance credit profile by increasing cash retention to support growth and deleveraging

•	Increase collateral value to assist in refinancing debt maturities

•	Provide all public unitholders of Navios Containers with the opportunity to continue to participate in the combined company.

The exchange of units of Navios Containers for units of Navios Partners in the Transaction is expected to be a tax-free exchange for unitholders of Navios Containers for U.S. federal income tax purposes.

The conflicts committee of the board of directors of Navios Containers (“Conflicts Committee”), consisting of independent directors, negotiated the Transaction on behalf of Navios Containers and its public unitholders and unanimously approved and recommended the merger. The Transaction was also unanimously approved by the board of directors of each of Navios Containers and Navios Partners.

The Transaction, which is expected to close in the first half of 2021, is subject to approval by holders of a majority of the outstanding Navios Containers common units, calculated in accordance with Navios Containers’ partnership agreement. The General Partner of Navios Containers has consented to the merger, and Navios Partner has agreed to vote the Navios Containers’ common units it holds in favor of the Transaction. The Transaction is also subject to other customary closing conditions.

Advisors

Fried, Frank, Harris, Shriver & Jacobson LLP acted as legal advisor and S. Goldman Advisors LLC acted as financial advisor to Navios Partners. Latham & Watkins LLP acted as legal advisor and Pareto Securities AS acted as financial advisor to the Conflicts Committee of Navios Containers. Thomson Hine LLP acted as legal advisor to Navios Containers.

Important Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the proposed Transaction, Navios Partners will file a registration statement and a related prospectus with the Securities and Exchange Commission (“SEC”) pursuant to which the issuance of the common units of Navios Partners in the proposed Transaction will be registered. Investors are urged to read the registration statement and the related prospectus (including all amendments and supplements) because they will contain important information regarding the Navios Partners’ common units and the Transaction. Investors may obtain free copies of the registration statement and the related prospectus when they become available, as well as other filings containing information about Navios Partners and Navios Containers, without charge, at the SEC’s Web site (www.sec.gov).

About Navios Maritime Partners L.P.

Navios Maritime Partners L.P. (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit our website at www.navios-mlp.com.

About Navios Maritime Containers L.P.

Navios Maritime Containers L.P. is a growth-oriented international owner and operator of containerships. For more information, please visit our website at www.navios-containers.com.

Forward-Looking Statements

This communication contains forward-looking statements relating to the proposed transaction involving Navios Partners and Navios Containers, including statements as to the expected timing, completion and effects of the proposed transaction and statements relating to Navios Partners’ future success. Statements in this communication that are not statements of historical fact are considered forward- looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are usually identified by the use of words such as “anticipates,” “believes,” “continues”, “could”, “estimates,” “expects,” “intends,” “may,” “plans,” “potential”, “predicts”, “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. These forward-looking statements are neither forecasts, promises nor guarantees, and are based on the current beliefs of management of Navios Partners and Navios Containers as well as assumptions made by and information currently available to Navios Partners and Navios Containers. Such statements reflect the current views of Navios Partners and Navios Containers with respect to future events and are subject to known and unknown risks, including business, economic and competitive risks, uncertainties, contingencies and assumptions about Navios Partners and Navios Containers , including, without limitation, (i) inability to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived, (ii) uncertainty as to the timing of completion of the proposed transaction, (iii) potential adverse effects or changes to relationships with customers or other parties resulting from the announcement or completion of the proposed transaction, (iv) possible disruptions from the proposed transaction that could harm Navios Partners and Navios Containers respective businesses, including current plans and operations, (v) unexpected costs, charges or expenses resulting from the proposed transaction, (vi) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction, including the possibility that the expected cost savings and other benefits expected from the proposed transaction will not be realized or will not be realized within the expected time period, and (vii) the unknown future impact of the COVID-19 pandemic Navios Partners and Navios Containers’ operations or operating expenses. More details about these and other risks that may impact Navios Partners and Navios Containers respective businesses are described under the heading “Risk Factors” in the reports Navios Partners and Navios Containers’ file with or furnish to the SEC, including their respective Annual Reports on Form 20-Fs and Reports on Form 6-Ks, which are available on the SEC’s website at www.sec.gov. Navios Partners and Navios Containers caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Navios Partners and Navios Containers do not undertake any duty to update any forward-looking statement or other information in this communication, except to the extent required by law. Navios Partners makes no prediction or statement about the performance of its common units.

Contacts

Navios Maritime Partners L.P.

+1 (212) 906 8645

Investors@navios-mlp.com

Nicolas Bornozis

Capital Link, Inc.

+1 (212) 661 7566 naviospartners@capitallink.com

Navios Maritime Containers L.P.

+1.212.906.8648

investors@navios-containers.com